

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Chuck Pettid
President and Director
Fig Publishing, Inc.
335 Madison Avenue, Floor 16
New York, NY
10017

> **Re: Fig Publishing, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 29, 2021**
> **File No. 024-11496**

Dear Mr. Pettid:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 29, 2021

Cover Page

1.   Since this is the first time you have offered Fig Portfolio Shares, revise the cover page to:
- disclose this is the first time you have offered Fig Portfolio Shares;
- remove disclosure suggesting that you have offered other series of Fig Portfolio Shares;
- revise the second paragraph to indicate that you have traditionally offered Fig Gaming Shares; and
- disclose the material terms of the initial FPS – Series 2021 shares.

The Portfolio Products, the Portfolio Developers and the Shares, page S-13

2. In the disclosure on pages Series 2021-15 through 18, you present different scenarios assuming "improved deal terms." Please disclose the specific assumptions underlying the "improved deal terms" as well as the actual deal terms being compared.

3. In the graph on page Series 2021-15, disclose the assumptions for the specific breakdown of revenue from different sources related to the sale of various future products. Also explain the significance of presenting revenues based upon "improved deal terms + 500 backer minimum."

4. Please clarify whether the "Investor Returns" included in the Historical Result tables on pages Series 2021-17 and 2021-18 is the dividend paid to the game shareholders. That is, the table should use terminology that is used in the "Illustrative Revenue Sharing and Dividend Example" on page Series 2021- 24. In addition, explain what the "*" next to the names of the released games means.

General

5. Highlight that, since the FPS – Series 2021 shares are not tradeable and are subject to transfer restrictions, the primary economic benefit of the shares is the opportunity to receive dividends. Disclose that the FPS – Series 2021 shares will pay dividends based on the revenue the company receives under a publishing licensing agreement with yet-to-be identified developers from sales of particular video games, products or systems once they are developed and commercially available. However, since Fig's management will decide which products to publish after investors purchase the shares, investors will not be able to evaluate the video games, products or systems, their stage of development, the developers, the potential for commercial success or the terms of the publishing license agreement before investing in the FPS – Series 2021 shares. Therefore, investors will not be able to assess the likelihood, potential amount or timing of any dividends that may be paid on the FPS – Series 2021 shares.

6. Disclose that, since there is no minimum amount of FPS – Series 2021 shares that must be purchased, investors will not know the amount of funds that Fig will have available to identify, evaluate and enter into publishing license agreements or the minimum amount of funds that Fig will be able to contribute to the developer under the publishing license agreement.

7. Please clarify when you will return unused funds to investors in the FPS – Series 2021 shares. The first part of the offering circular states that funds will be returned two years after the final closing of the offering, but the disclosure in Schedule Series 2021 indicates that it will be three years after the final closing.

8. Disclose that, since the company will return any funds not used three years after the final closing of the offering, any funds returned may not be received by investors for longer than three years. In this regard, you disclose that the offering will terminate on the earlier

of 240 days after qualification of the offering or when all the FPS – Series 2021 shares are sold; however, the company may extend the 240 days one or more times in its discretion. Disclose how many times the company may extend the offering and how you will notify investors.

9. Disclose that investors will not receive any interest on any funds that are returned three years after the final closing of the offering. Disclose the expenses the company may pay out of the offering proceeds before or after the proceeds are put into the escrow account. Indicate whether the offering proceeds held in the escrow account would be subject to creditors' claims. File the escrow agreement as an exhibit.

10. Disclose that the games, products and systems that you publish typically have lengthy development cycles of one to three years before they are ready to be sold commercially. Disclose that, since Fig has up to three years to identify and enter into publishing license agreements, the amount of time before investors could receive dividends could be delayed by up to an additional three years.

11. Discuss the specific factors you will use to determine that the proceeds have been "deployed for the previously disclosed purposes." For example, disclose whether you must enter into license agreements for 10 video games, products or systems. Disclose whether you may use the funds for the company's general operations and working capital needs, as you disclose on page 19. Explain how you will determine the amount of proceeds to be returned to investors.

12. You disclose that your Board may, in its discretion, cancel the FPS – Series 2021 at any time. Clarify whether you may cancel the FPS – Series 2021 shares in the three year period after closing of the offering and, if so, whether you will return investors' funds that were not used.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,

Chuck Pettid
Fig Publishing, Inc.
April 28, 2021
Page 4

Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rich Baumann, Esq.